

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2014

Via E-mail
Antal Markus
Chief Executive Officer
Reliabrand Inc.
720 Evans Court, Suite 103
Kelowna, BC Canada VIX6G4

      **Re:**     **Reliabrand Inc.**
               **Form 8-K**
               **Filed January 2, 2014**
               **File No. 0-54300**

Dear Mr. Markus:

      We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

      Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant, page 2

1.  Previous Independent Registered Public Accounting Firm, page 2

1.  We note that the auditor's report on your financial statements included in Form 10-K for each of the past two years were modified as to an uncertainty regarding your ability to continue as a going concern.  In this regard, please revise your disclosure in the first paragraph to clarify that the auditor's report on your financial statements for each of the past two years were modified as a result of your ability to continue as a going concern.  Please refer to Item 304(a)(1)(ii) of Regulation S-K.

2.  Please revise your disclosure in the second paragraph to state whether during the two most recent fiscal years and any subsequent interim period preceding the dismissal of Farber Hass there were any disagreements with Farber Hass on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which

disagreement(s), if not resolved to the satisfaction of Farber Hass, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. Please refer to Item 304 (a)(1)(iv) of Regulation S-K. Please also revise your disclosure to state, if true, that there were no reportable events that occurred during the two most recent fiscal years and any subsequent period preceding the dismissal of Farber Hass. Please refer to Item 304 (a)(1)(v) of Regulation S-K.

2. New Independent Registered Public Accounting Firm, page 2

3. Please revise your disclosure to state, if true, that <u>during the two most recent fiscal years and any subsequent interim period</u> prior to engaging Martinelli Mick, the company (or someone on its behalf) did not consult with Martinelli Mick regarding the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on your financial statements, or any matter that was either the subject of a disagreement or a reportable event. Please refer to paragraph Item 304(a)(2) of Regulation S-K.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

4. Please file an updated letter from Farber Hass Hurley LLP as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 if you have questions regarding our comments or any other questions.  In her absence you may contact me at (202) 551-3344.

                         Sincerely,

                         /s/ William H. Thompson

                         William H. Thompson
                         Accounting Branch Chief